Exhibit 99.1

c/o Ascentium (Cayman) Limited 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240 Grand Cayman KY1-1002 Cayman Islands www.ir.thezetanetwork.com

Zeta Network Group
(the “Company”)

Notice of Extraordinary General Meeting of the Company

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company (the “Meeting”) will be held on the 10th day of September, 2026, at 10:00 am (10:00 pm Eastern time on September 9, 2026) at #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China for the purposes of considering and, if thought fit, passing and approving the following shareholders’ resolutions:

Resolution 1:

RESOLVED AS AN ORDINARY RESOLUTION, that:

1)	the share consolidation (the “Share Consolidation”) at the ratio of eight (8)-for-one (1), whereby every eight (8) class A ordinary shares with a nominal or par value of US$0.0025 each be consolidated into one (1) class A ordinary share with a nominal or par value of US$0.02 and every eight (8) class B ordinary shares with a nominal or par value of US$0.0025 each be consolidated into one (1) class B ordinary share with a nominal or par value of US$0.02, with effect from 27 July 2026 (the “Effective Date”), together with the rounding up of any fractional shares resulting from the Share Consolidation to the next whole number of consolidated shares of such class, as previously adopted by unanimous written resolution of the board of directors of the Company (the “Board”) passed on 1 July 2026 as authorized by an ordinary resolution passed at the extraordinary general meeting held on 8 May 2026, be and are hereby authorised, approved, confirmed and ratified in all respects; and

2)

as a consequence of the Share Consolidation, the Company’s authorised share capital be changed:

From: US$32,000,000 divided into 11,200,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 1,600,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each,

To: US$32,000,000 divided into 1,400,000,000 class A ordinary shares with a nominal or par value of US$0.02 each and 200,000,000 class B ordinary shares with a nominal or par value of US$0.02 each.

Resolution 2:

RESOLVED AS A SPECIAL RESOLUTION, that:

1)	the adoption of the tenth amended and restated memorandum and articles of association of the Company (the “Tenth Amended M&A”), annexed hereto as Exhibit 99.2, in substitution for, and to the exclusion of, the ninth amended and restated memorandum and articles of association of the Company with effect from the Effective Date, which was previously approved by a unanimous written resolution of the Board passed on 1 July 2026 as authorized by a special resolution passed at the previous extraordinary general meeting held on 8 May 2026, be and is hereby authorised, approved, confirmed and ratified in all respects; and

2)	the Board be and is hereby authorised to do all such acts and things as the Board may consider necessary or desirable in connection with the foregoing resolutions, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”), and addressing any comments raised by the Cayman Registrar in connection with the filing of these resolutions, provided that any such acts and things shall be consistent with the intent of the foregoing resolutions.

Resolution 3:

RESOLVED AS A SPECIAL RESOLUTION, that, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”), to approve that:

1)	the par value of each issued class A ordinary share with a nominal or par value of US$0.02 and each issued class B ordinary share with a nominal or par value of US$0.02 in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0199 of the paid-up capital on each issued class A ordinary share with a nominal or par value of US$0.02 and each issued class B ordinary share with a nominal or par value of US$0.02 (the “Share Capital Reduction”);

2)	following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001; and

3)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the Board may deem fit and as permitted under the Companies Act, the memorandum and articles of association of the Company in effect at the date of these resolutions (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time.

4)	immediately following the Share Capital Reduction:

a.	each authorised but unissued class A ordinary share with a nominal or par value of US$0.02 be subdivided into 200 class A ordinary shares with a nominal or par value of US$0.0001 each; and

b.	each authorised but unissued class B ordinary share with a nominal or par value of US$0.02 be subdivided into 200 class B ordinary shares with a nominal or par value of US$0.0001 each.

(the “Share Sub-Division”)

5)	immediately following the Share Sub-Division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares with a nominal or par value of US$0.0001 each and authorised but unissued class B ordinary shares with a nominal or par value of US$0.0001 each as will result in the Company having authorised share capital of US$160,000 divided into 1,400,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each and 200,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each (the “Cancellation”); and

6)	immediately following the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorised share capital of the Company shall be changed,

FROM	US$32,000,000 divided into 1,400,000,000 class A ordinary shares with a nominal or par value of US$0.02 each and 200,000,000 class B ordinary shares with a nominal or par value of US$0.02 each.

TO	US$160,000 divided into 1,400,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each and 200,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each.

Resolution 4:

RESOLVED AS AN ORDINARY RESOLUTION, that immediately following the Share Capital Reduction and Reorganization becoming effective, the authorised share capital of the Company be increased:

FROM:	US$160,000 divided into 1,400,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each and 200,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each;

TO:	US$32,000,000 divided into 280,000,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each and 40,000,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each, by the creation of (i) 278,600,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each, and (ii) 39,800,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each (the “Share Capital Increase”)

Resolution 5:

RESOLVED AS A SPECIAL RESOLUTION:

1)	to amend and restate the Tenth Amended M&A by their deletion in their entirety and the substitution in their place with the eleventh amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Exhibit 99.3 (the “Eleventh Amended M&A”), to reflect the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase; and

2)	to authorise the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Eleventh Amended M&A and authorise the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

Resolution 6:

RESOLVED AS AN ORDINARY RESOLUTION, that, subject to and conditional upon (A) the Share Consolidation, the Share Capital Reduction and Reorganization and the Share Capital Increase having each been approved and become effective, and (B) the Nasdaq Notification Condition (as defined below) having been satisfied in respect of the Second Share Consolidation (as defined below), and with effect from the opening of trading on the Market Effective Date (as defined below) of the Second Share Consolidation:

1)	a share consolidation at the ratio of eight (8)-for-one (1), whereby every eight (8) class A ordinary shares with a nominal or par value of US$0.0001 each be consolidated into one (1) class A ordinary share with a nominal or par value of US$0.0008 and every eight (8) class B ordinary shares with a nominal or par value of US$0.0001 each be consolidated into one (1) class B ordinary share with a nominal or par value of US$0.0008, together with the rounding up of any fractional shares resulting from the Second Share Consolidation to the next whole number of consolidated shares of such class, be and is hereby authorised, approved, and confirmed (the “Second Share Consolidation”);

2)	as a consequence of the Second Share Consolidation, the Company’s authorised share capital be changed:

FROM	US$32,000,000 divided into 280,000,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each and 40,000,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each,

TO	US$32,000,000 divided into 35,000,000,000 class A ordinary shares with a nominal or par value of US$0.0008 each and 5,000,000,000 class B ordinary shares with a nominal or par value of US$0.0008 each;

3)	if the Nasdaq Notification Condition is not satisfied on or before the first anniversary of the Meeting, this resolution shall lapse and the Second Share Consolidation shall not thereafter take effect.

Resolution 7:

RESOLVED AS A SPECIAL RESOLUTION:

1)	to amend and restate the Eleventh Amended M&A by their deletion in their entirety and the substitution in their place with the twelfth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Exhibit 99.4 (the “Twelfth Amended M&A”), to reflect the Second Share Consolidation, and effective upon the Second Share Consolidation becoming effective; and

2)	to authorise the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Twelfth Amended M&A and authorise the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

Nasdaq Listing Rule 5250(e)(7) requires the Company to notify Nasdaq of a share consolidation by submitting a Company Event Notification Form at least five (5) business days before the proposed market effective date, and to announce the share consolidation publicly at least two (2) business days before that date. In the resolutions above, in relation to any share consolidation, “Nasdaq Notification Condition” means that (i) the Company has submitted the Company Event Notification Form to Nasdaq, (ii) Nasdaq has confirmed the market effective date and has not objected to the share consolidation, and (iii) the Company has made the public announcement required by Nasdaq Listing Rule 5250(e)(7); and “Market Effective Date” means the date confirmed by Nasdaq as the market effective date of that share consolidation.

Whether or not you plan to attend the Meeting, we urge you to vote prior to the Meeting to ensure your vote is counted. You may still attend the Meeting and vote at the Meeting even if you have already voted by proxy. To vote prior to the Meeting, you may complete and return a proxy card as described below.

To vote by completing and returning a proxy card, complete and sign the enclosed form of proxy in accordance with the instructions printed on it and submit it by one of the following methods: (i) online at www.Transhare.com by clicking “Vote Your Proxy” and entering your control number; (ii) by email by sending your signed proxy card to Proxy@Transhare.com; (iii) by fax by sending your proxy card to 1.727.269.5616; or (iv) by mail by signing, dating and mailing your proxy card to Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764. Proxies must be received no later than 11:59 p.m., Eastern Time, on September 8, 2026, in order to be valid.

By order of the Board

/s/ Xiao Wen “Samantha” Huang
Xiao Wen “Samantha” Huang
Chief Executive Officer and Director
August 25, 2026

Notes: IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND AND VOTE AT THE MEETING OR SEND IN A SPECIFIC PROXY.

(i) Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one proxy to attend and vote in his stead. A proxy need not be a shareholder of the Company. A form of proxy has been included with this Notice.

(ii) Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends and votes at the Meeting or executes a specific proxy.

(iii) To be valid, a proxy form must be duly completed, signed and lodged, together with any power of attorney or other authority (if any) under which it is signed, or a notary certified copy thereof, by one of the following methods not less than 48 hours before the date appointed for holding the Meeting or adjourned Meeting:

(a) Online: by visiting www.Transhare.com and clicking “Vote Your Proxy,” and entering the control number shown on the proxy card;

(b) By email: by emailing a signed proxy card to Proxy@Transhare.com;

(c) By fax: by faxing the proxy card to 1.727.269.5616; or

(d) By mail: by signing, dating and mailing the proxy card to:

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater, FL 33764

(iv) If two or more persons are jointly registered as holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares.

(v) A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

(vi) The quorum for the Meeting is two or more shareholders of the Company present at the Meeting.

For more information on the Meeting and the relevant documentation, please visit Company’s website at www.ir.thezetanetwork.com.

Form of Proxy Card

Zeta Network Group

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Xiao Wen “Samantha” Huang and Lili Jiang, as proxies of the undersigned, with full power to appoint their substitute, and hereby authorizes them to represent and to vote all the shares of stock of Zeta Network Group (the “Company”) which the undersigned is entitled to vote, as specified below on this card, at the Extraordinary General Meeting of Shareholders of the Company on 10th day of September 2026 at 10:00 am local time (10:00 pm Eastern time on September 9, 2026), at #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxies to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

To vote by completing and returning a proxy card, complete and sign the enclosed form of proxy in accordance with the instructions printed on it and submit it by one of the following methods:

(i) online at www.Transhare.com by clicking “Vote Your Proxy” and entering your control number;

(ii) by email by sending your signed proxy card to Proxy@Transhare.com;

(iii) by fax by sending your proxy card to 1.727.269.5616; or

(iv) by mail by signing, dating and mailing your proxy card to

Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764.

Proxies must be received no later than 11:59 p.m., Eastern Time, on September 8, 2026, in order to be valid.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”

FOR THE PROPOSALS BELOW.

(Indicate your vote “for”, “against” or “abstain” with a “✔” in the appropriate boxes.)

No.	Resolution	For	Against	Abstain
1	Resolution 1: an ordinary resolution to approve and ratify the Share Consolidation in all respects	☐	☐	☐
2	Resolution 2: a special resolution to approve and ratify the adoption of Tenth Amended M&A in all respects	☐	☐	☐
3	Resolution 3: a special resolution to approve the Share Capital Reduction and Reorganization	☐	☐	☐
4	Resolution 4: an ordinary resolution to approve the Share Capital Increase	☐	☐	☐
5	Resolution 5: a special resolution to approve the adoption of the Eleventh Amended M&A	☐	☐	☐
6	Resolution 6: an ordinary resolution to approve the Second Share Consolidation	☐	☐	☐
7	Resolution 7: a special resolution to approve the adoption of the Twelfth Amended M&A	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)